Exhibit 4.25

OPTION AGREEMENT FOR PURCHASE OF MINING CONCESSIONS

RIO CONDOR RESOURCES S.A.

AND

SOCIEDAD LEGAL MINERA TRILLADOR UNA DE LA SIERRA SAN MARCO

In Copiapó, Republic of Chile, on January 31st 2011, before me, Hernán Cañas Valdés, Lawyer, Public Notary and Custodian of Mining of this province, domiciled on O`Higgins st. number 666, there appear: RIO CÓNDOR RESOURCES S.A., closely held stock corporation engaged in the mining business, TPN 76,072,443-2, properly represented, as will be evidenced by Mr. Francisco Schuberts Seiffert, Chilean, Married, mechanical engineer, national identification card No. 6,095,824-6, and Mr. Marcelo Antonino Olivares Cabrera, Chilean, Single, Lawyer, national identification card No 10,703,661-K both domiciled in the city of Santiago, and in transit through this city, at Camino del Sol Number 3895-7, municipality of Lo Barnechea, hereinafter indistinctly “RCR” or the “Beneficiary” for one part; and for the other SOCIEDAD LEGAL MINERA ”TRILLADOR UNA DE LA SIERRA SAN MARCO”, property represented by its shareholders, hereinafter the “Shareholders”, in the amount of shares that is indicated in each case: (i) Mr. NELSON ONOFRE ROA BARAHONA, Chilean, married, miner national identification card No. 7,501,315-9, for 40 shares (ii) Mr. ERIC LEOPOLDO ROA BARAHONA, Chilean, employee national identification card number 9.592.648 -7, for 20 shares (iii) Mr. GABRIEL EMILIO ROA BARAHONA, Chilean, married, employee, national identification card No. 7,150,733-5, for 20 shares; and (iv) Mss. ROSA DEL CARMEN ROA BARAHONA, Chilean, single, national identification card No. 9,367,996-2, for 20 shares; all domiciled at Lot seven, Nantoco, Municipality of Tierra Amarilla, hereinafter indistinctly “TRILLADOR” or the “Offeror” the appearing parties of legal age, who evidenced their identity with the aforementioned cards and state:

FIRST. MINING CONCESSIONS SUBJECT OF THE AGREEMENT.

The Offeror declares that it is the only and exclusive owner of the mining claim called “TRILLADOR UNO A TRILLADOR CATORCE”, located approximately southwest of Copiapó city whose constitutive sentence and survey certificate are registered on folio 1040 over number 177 of the Registry of Property corresponding to the year 1994 of the Registrar of Mines of Copiapó. The title on behalf of the offeror as owner is registered along with the constitution of SOCIEDAD LEGAL MINERA “TRILLADOR UNA DE LA SIERRA SAN MARCO” registered on folio 586 Nº 133 of the Registry of Property corresponding to the year 2010 on folio 371 Nº 639 of the Shareholders Registry corresponding to the year 2010 both of the same Registrar of Mines aforementioned For all purposes of this Agreement, the Offeror declares that the aforementioned mining claims are in accordance with the law, that they are not liable to encumbrances, prohibitions, mortgages or litigations. Likewise the Offeror declares that the claim fees of the Properties have been duly paid and up to date, including periods 2010 – 2011. The situation of location and extension of the mining claims identified above is detailed in a sketch that is contained in Annex A, which properly signed by the parties is understood to form part of this instrument, being notarized under the number 129 of this same date before this Public Notary.

SECOND. DENOMINATION OF THE CONCESSIONS.

The parties agree that the group of mining claims identified in the first clause above, constitute the subject of the mining Option matter of this Agreement, which will hereinafter be called for the purposes of this Agreement the “Properties” .

THIRD. PURPOSE OF THE AGREEMENT

The Offeror hereby grants in favor of RCR Option to purchase and offers it irrevocably to sell, assign and transfer, in the terms of article 169 final paragraph of the Mining Code, the Properties identified in the first clause hereof, in the form, conditions and modalities that are expressed in the following clauses. Mr. Francisco Schuberts Seiffert and Mr Marcelo Antonino Olivares Cabrera, in the representation with which they are vested, accepts for RCR, in the terms of article 169 of the Mining Code, the Option referred, to RCR reserving the authority of accepting or rejecting the offer in the form, conditions and modalities that are expressed in this instrument.

The period within which the beneficiary of the Option or its assignees or successors may freely accept or reject the offer of purchase of the Properties will expire at midnight of the last day of the period of 48 months as of this date. Therefore, at any time before the expiration of such period, RCR or whoever may succeed it in its rights, if up to date in the payments to which clause six refers, may express its will to enter into the purchase sale in which case it must only pay the balance of price that is pending, after imputing the sums already paid, in accordance with the sixth clause of this Agreement. In the event RCR or whoever succeeds it in its rights, does not express its intention within the period indicated or does not pay any of the installments that are detailed in letter (b) to (e) of number 6.1 of the sixth clause below, it will be understood that it does not wish to persevere in the business and consequently the Option will lapse. The payment of the sums pending payment of the purchase sale price at the time the Option is exercised, shall be made either directly to the Shareholders of the Offeror or else if it cannot be done in that way, leaving in the hands of the Notary before whom the deed of acceptance of the offer is issued, a sight draft or check issued in favor of such Shareholders with irrevocable instructions granted to such Notary of delivering to each Shareholder such document once the registration of the Properties is evidenced in favor of the beneficiary free from any encumbrance, prohibition, embargo or litigation.

The acceptance of the offer must be expressed within the period indicated, by public deed delivered before the attesting Notary, or before whoever may replace or succeed him in his Notary’s office, copy of which, together with copy of the payment instructions of any pending balance of the price at the date of the exercise of the Option, as has been stated previously, must be sent to each one of the Shareholders of the Offeror to the address indicated in the appearance of this instrument, or that which any of such Shareholders may have informed in writing to the Beneficiary before the period of acceptance by certified letter on the business day following that of the date of its delivery. In such event the Registrar of Mines of Copiapó, having in sight authorized copy of this deed and authentic copy of the deed of acceptance delivered by RCR, or by whoever succeeds him a beneficiary or assignee of the Option will register the dominion of the Properties in favor of RCR or, in its case, in the name of its successors or assignees, as provided for in the final paragraph of article 169 of the Mining Code. Likewise, with the sole merit of the deeds referred to and at the request of their bearer, the Registrar of Mines of Copiapó will proceed to release and cancel the prohibitions and limitations that are hereby constituted in favor of the Beneficiary of the Option and to make the annotations of the relevant release on the margin of the registrations that are made of this Option in the pertinent Registries of such Registrar. The parties agree that it will be a requirement for the acceptance that in the deed issued by RCR for the purpose, the attesting Notary shall leave evidence that RCR has delivered a sight draft or check in favor of each one of the Shareholders of the Offeror with the balance of the price still unpaid at the date of acceptance of the Option.

In the event that for any reason or motive RCR does not exercise the purchase Option of the Properties subject of this Contract, any sum that it has already paid to the Shareholders of the Offeror on account of the price of the purchase sale offered, will remain in favor of such Shareholders for advanced and only indemnification for any damage that the non exercise of the Option could cause.

FOURTH. EXPLORATION AUTHORIZATION

Pursuant to what is provided by Article 53 paragraph 2 of the Mining Code and in is case, by articles 107, 113 and 116 of the same legal body, the Offeror hereby grants to RCR authorization to carry out all the works that may be necessary to recognize the geological potential of the lands comprised by the Properties subject of this Agreement. The Offeror hereby authorizes RCR, to perform exclusively exploration and prospecting work on the Properties while this Agreement lasts. Making use of the right of exploration and within the period indicated RCR is understood authorized to effect pro se and through its technical personnel or with the concourse or participation of third parties, all kinds of investigation, of reconnaissance, of exploration and of prospecting, and for this purpose may make geophysical, geological studies, obtain samples and make them its own, open test pits, make analyses, drillings, galleries, tunnels, roads and other reconnaissance works. RCR will also be especially authorized to request in favor of the Properties, mining easements of those contemplated in Article 120 and following and 126 and following of the Mining Code. RCR is responsible for the payment of the compensations or indemnifications caused by the constitution of such easements while this Agreement is effective. RCR shall be responsible for all the activities executed in the Properties subject of this Agreement. With no charge whatsoever to the offeror or its shareholders. Likewise, RCR binds itself to carry out its activities in accordance with the technical regulations of protection of the environment and of safety established in the pertinent legal norms. In no event does RCR assume any responsibility for the present conditions of the place where the mining claims are established, derived from the activities developed prior to this date, responsibility that is for the exclusive account of the Offeror. In order to have free access to Rio Condor Resources S.A., each one of the shareholders, personally, and in representation of TRILLADOR grant special permit to access the property either with staff or machinery conforming to RCR decision for the exploration that this clause authorizes, during the time this option is in force.

RCR is entitled to exhibit this permit to all institutions or authorities, administrative, judicial, public or private in order to materialize such special permit. Any sort of obstruction direct or indirect from the Offeror or its shareholders, will be understood as a nonperformance of this permit, granting to RCR the right to sue all compensations for damages have been caused.

FIFTH. MAINTENANCE OF THE PROPERTY.

5.1. While this Agreement is effective, it will be the responsibility of RCR to carry out all the actuations contemplated by mining legislation destined to the defense of the Property from any action of third parties that pretends to obtain its caducity or extinction, or overlap, RCR being obliged to take charge only while this Agreement is in effect, of the payment of the claim fees to which the Properties are subject, under its exclusive cost and responsibility as well as any cost related with the maintenance and protection of the Properties.

5.2. The parties leave evidence of the fact that RCR, acting in the name and in representation of the Offeror will be authorized to cover the Properties with a layer of exploration and/or exploitation mining concessions overlapping them, concessions that if the Option is not exercised must be transferred to the Offeror by RCR in the state of their proceedings, free of cost.

5.3. In order to authorize RCR to defend the Properties judicially, the Offeror, properly represented hereby grants to RCR a special mandate as broad as may be necessary for the proper fulfillment of its mission mandate that can be exercised by RCR through any of its ordinary or special attorneys-in-fact, and RCR shall inform the Offeror in a timely about the actuations that they may perform in accordance with this mandate. Notwithstanding the foregoing, the Offerer can also keep the supervision of the Properties, executing acts in terms of the defense of the Properties, previous notification to the Beneficiary of such acts to coordinate between each other.

SIXTH. PRICE OF THE PURCHASE SALE OFFERED.

6.1. The price will be the equivalent of US$ 1.500.000, to be paid by RCR on the following opportunities: (a) US$ 50.000 that RCR pays in this act, in the terms that are detailed in section 6.4 following, the Shareholders declaring that they have received them to their full satisfaction pro se and in representation of the Offeror; (b) US$ 50.000 after the period of 12 months has elapsed since the date of this deed; (no later than January 31st 2012) (c) US$ 60.000 after 24 months from the signing of this deed have elapsed; (no later than January 31st 2013) (d) US$ 250,000 after 36 months have elapsed from the signing of this deed, (no later than January 31st 2014) and (e ) US$ 1,090,000, after 48 months have elapsed from the signing of this deed (no later than January 31st 2015) and against the acceptance by RCR of the Offer and the registration in its name of the Properties in the Registry of Property of the Registrar of Mines of Copiapó. In the event RCR should decide to exercise the Option before the period of 48 months of effectiveness of the Option subject of this Agreement has expired, it must advance the payment of any sum that for account of this party, fixes the price of the purchase sale that it is owing at the date of the exercise of the Option in such a way that the fixed part of the price of the purchase sale is fully paid.

6.2. Should RCR wish to desist from the Option subject of this Agreement, RCR binds itself to give notice of this in writing to the Shareholders, through its representative, in a period that cannot be less than 30 days from the expiration date of the payment that it is pertinent to make on account of the fixed part of the purchase sale price. In the event that for any reason or motive RCR delays in making any of the payments detailed in letter (b) to (e) referred to above, then RCR, will have a period of waiting of 15 days from the date of expiration of the respective installment to get up to date with the payment. If RCR does not make the pertinent payment within such period, it will be understood that it desists from exercising the Option subject of this Agreement and the Agreement will terminate ipso facto, without the need of judicial or arbitral declaration whatsoever.

6.3. The payment of each one of the installments of the price in letters (b) to (e ) of number 6.1 above will be made in the office of the attesting Notary of this deed or before whoever succeeds, replaces or substitutes him, against the joint signature of all the Shareholders of the Offeror, of the corresponding public deed of receipt. The charge or obligation of the Beneficiary with the Offeror of paying each one of the installments of price mentioned in this section will be understood fully and duly complied with, with the delivery to the Notary that authorizes this deed, of a sight draft or check issued in the name of each one of the Shareholders of the Offeror, for the sum that corresponds to each in proportion to the participation of each one of such Shareholders in the capital of Trillador. For the purpose of what is provided in this section, the Beneficiary will be based on the distribution evidenced on the date of this instrument, in accordance with following section 6.4 , any Shareholder always being able to inform in writing to RCR about variations of the composition of the existing Shareholders of Rosario, attaching a Certificate of Shareholders of the Registrar of Mines of Copiapó (of an ageing of not more than five days) with at least 10 days of advance from the expiration of the period of the pertinent installment, or within the five days following the date on which such information may be required by RCR, as the case may be . Each sight draft or check must be delivered at the latest within the time periods that are mentioned in literals (b) to (e) of Section 6.1 above. The sight drafts or checks must be issued for the quantity corresponding to the installment in question in proportion to the participation of each one of the respective Shareholders in the capital of Trillador, in accordance with the published exchange rate that corresponds to the date of payment. The Notary will not deliver to any of the Shareholders of Trillador the sight draft or check that corresponds to him/her, except against the joint signature of all of them of the public deed of reception The minutes of the public deed of reception shall be delivered by RCR to the intervening Notary. The notarial dues that are caused by reason of these payments will be for account of the Beneficiary.

6.4. In regard to the share aforementioned on letter (a) section 6.1 of this instrument, for the total amount of USD$ 50.000, shareholders declare to have received to their entire satisfaction previously to this date, the amount of USD$ 25.000, according to private document dated august 27th 2011. Authorized by this same Notary. Consequently USD$ 25.000 remain unpaid in order to complete the share described above. In this act, the Beneficiary pays to the Shareholders of the Offeror, who declare that they have received to their entire satisfaction the residual amount of USD$ 25.000 in respect of the share in letter (a) section 6.1, which is distributed to the Shareholders of Trillador, according to the proportion that corresponds to each one of them in their capital and for the amounts that are indicated in each case: (i) Mr. NELSON ONOFRE ROA BARAHONA, for 40 shares, the sum of USD$ 10.000; (ii) Mr. ERIC LEOPOLDO ROA BARAHONA, for 20 shares, the sum of USD$ 5.000; iv) Mr. GABRIEL EMILIO ROA BARAHONA, for 20 shares the sum of USD$ 5.000: v) Mss. ROSA DEL CARMEN ROA BARAHONA, for 20 shares, the sum of USD$ 5.000.

The aforementioned shareholders declare that they have received to their satisfaction the payment of this first installment on account of the price of the purchase sale offered. It is declared that dollar exchange rate to Chilean Pesos of 490,24 dated January 27th 2011, published by Chilean Central Bank), was applied.

SEVENTH: OBLIGATION OF THE OFFEROR WITH RESPECT TO THE PROPERTIES.

The Properties subject of this Option must be maintained during their effectiveness by the Offeror free from any encumbrance, prohibition, embargo and litigation . The Offeror will be obliged to carry out at its cost all the actuations that may be required by RCR during the effectiveness of the Option tending to solve any defect or objection of the titles of dominion of the Properties. If this is not done, RCR may request the arbitrator to retain in his hands all or part of the price of the Option until such time as it is corrected at law.

EIGHTH: STATE IN WHICH THE PROPERTIES WILL BE SOLD.

The Properties will be sold as they are, with all their uses, entitlements, rights and registered easements, the seller responding for the clearance of titles in accordance with the law.

NINTH: RESPONSIBILITY FOR OBTAINMENT OF PERMITS.

The parties leave on record that the obtainment of any kind of permits that are required for the exploration and/or exploitation of the Properties will be for the exclusive account of RCR, who assumes all possible responsibility during the effectiveness of this agreement and in any case the Offeror must provide all the collaboration possible.

TENTH: ASSIGNMENT OF RIGHTS

It is hereby convened that RCR will be authorized to be able to assign either fully or partially the rights and obligations that arise for it under this Agreement, the assignee becoming responsible for the same obligations that RCR contracts in this instrument and about which express evidence must be left in the assignment contract, the assignee becoming responsible for the same obligations that RCR contracts herein and about which express evidence must be left in the assignment agreement and for this the sending to the Offeror of a written notice of such assignment, to which a true copy of the Assignment Contract will be attached will suffice. The Offeror may not assign any of its rights and obligations without the prior written consent of RCR.

ELEVENTH: FORCE MAJEURE

It is hereby convened that the obligations assumed by RCR by virtue of this Agreement in favor of the Offeror, specifically those relating to the payment of the purchase sale price detailed in the sixth clause above, will be suspended in cases when events occur that are constitutive of Force Majeure, according to the concept defined by Article 45 of the Civil Code including events such as, but without this being restrictive, expropriation or confiscation of the facilities, fulfillment of orders or requirements of any governmental authority, absolute opposition of the owners of surface lands comprised by the Properties, acts of war, rebellion, sabotage and damage resulting therefrom, fire, flood, earthquake, explosion or accidents, riots, illegal strikes or any other similar case, whether of the same class or nature or that have not been within the control of RCR and that, even exercising reasonable painstaking care, could not have been forestalled . The above does not release RCR from its obligation of maintenance of the Properties, including the payment of its claim fees. RCR shall notify the Shareholders of the Offeror, in writing, of any case of Force Majeure within a period of ten (10) calendar days, counted from the date on which such event occurred, which must also be communicated by RCR in writing; the fulfillment of the obligations shall be resumed immediately.

TWELFTH: NOTICE OF TERMINATION OF AGREEMENT

At its sole discretion, during the effectiveness of this Agreement RCR may terminate it at any time giving notice in writing to the Shareholders of the Offeror – applying what is provided in Numeral six point two of the sixth clause above - thirty days in advance, subject to its complying with its obligations that are detailed in the following fourteenth clause. In any event, if the Option is not exercised within the period of 48 months given in this Agreement, notwithstanding such notice is not sent, it will be understood that RCR has waived such exercise. Since the date of such notice, RCR will cease to have any obligation with respect to the Properties and payments to the Shareholders of the Offeror, with the exception of what is convened in the following thirteenth clause.

THIRTEENTH: OBLIGATIONS OF RCR UPON TERMINATION OF THE AGREEMENT

If for any reason the purchase sale offered is not implemented, RCR must deliver free to the Offeror the information obtained as a result the exploration made in accordance with this Agreement, both geological, of drillings, samplings, geophysics, analyses, drill cores, grades, etc., the above enumeration merely being an example. Likewise, RCR must completely vacate from the Properties to which this Contract refers and which will be the object of the exploration, from personnel, constructions, installations, equipments, provisions and machinery. RCR must comply with these obligations within the maximum period of sixty days counted as may be pertinent from the date on which its decision is notified by certified letter that it will not persevere in the purchase sale Agreement offered or else when the period of effectiveness of the Option expires.

FOURTEENTH: EXCHANGE RATE

The sums expressed in dollars in this deed will be liquidated in pesos, national currency, at the exchange rate of the observed dollar of the United States of America published in the Official Gazette on the day of the respective calculation, in accordance with what is provided in number six of Chapter One of the Compendium of Norms of Foreign Exchange. In the absence of such exchange rate, the exchange rate referred to in article 20 paragraph 1 of the Law 18,010 will be applied.

FIFHTEENTH: COMMUNICATIONS AND NOTICES

Any notice or communication that one of the parties must give to the other as stipulated in this instrument, and provided that in this a special form of notice is not contemplated, must be sent in writing in Spanish to each Shareholder of the Offeror – applying what is provided in Number six point four of the sixth clause above - and will be considered delivered if the party notified receives it in his domicile indicated at the commencement of this Contract, or if it is sent by certified mail, the Notary Public sends it with the prepaid dues and the latter is addressed to such party in his domicile previously indicated. In the notices by certified letter the party to whom it is addressed will be understood notified on the fifth business day after its remittance. Either of the parties may, through notice sent to the other in the way provided for in this Clause, change its domicile for the reception of such notices. The notices may also be sent by fax or electronic mail, but in any case the original must be sent by Mail or by hand within the following twenty four hours.

SIXTEENTH: MORTGAGE AND PROHIBITION

The Offeror hereby constitutes in favor of RCR for which its representatives accept, first degree mortgage with respect to the Properties and prohibition to encumber, alienate or dispose in any way of the Properties, or enter into acts or Contracts that limit or affect the tenancy, possession or ownership thereof, without the prior and written consent of RCR, including among the Properties the exploration concessions or mining claims that succeed or substitute such Properties, for which the Offeror must concur by simple requirement of RCR to the execution of the deeds that may be necessary to materialize such mortgages and prohibitions. Upon the granting of the acceptance of the offer of purchase dealt with in this Contract, or if such Option is waived, such mortgage and prohibitions will have no value or effect and their release may be requested from the Registrar of Mines of Copiapó.

SEVENTEENTH: RIGHT TO EXPLOIT THE PROPERTIES

17.1 During the effectiveness of this Option Agreement, the Offeror will be entitled to continue exploiting the mining claims “TRILLADOR UNA A TRILLADOR CATORCE”, right that will be extinguished ipso facto on the date of the acceptance of the option on the part of RCR and payment of the last installment of the price indicated in section 6.1 of the sixth clause above. RCR recognizes this right of exploiting the Properties during the effectiveness of this Option Agreement, with a monthly total limit of up to 3,000 tons of mineral.

However RIO CONDOR RESOURCES S.A. guarantees to SOCIEDAD LEGAL MINERA TRILLADOR UNO DE LA SIERRA SAN MARCO the right to exploit for two years, from this date, until January 31st 2013 inclusive, despite of RIO CONDOR RESOURCES S.A. exercises the option right before that date.

17.2. Notwithstanding the above in the event RCR should require to carry out exploration works, in the terms of the above Clause Four in places where the Offeror executes mining operations, the latter shall coordinate with RCR in order to allow it to carry out the respective prospecting work, which will have priority according to the terms it may indicate in its exclusive opinion. For these purposes, the Offeror binds itself to deliver to RCR a sketch with the location of the present extraction work, within the period of 10 days, counted from this date. Likewise, in the event of carrying out new extraction work, these must be reported in writing to RCR, attaching sketches with their location, with an advance of at least 30 days from the commencement of the respective works.

17.3. RCR will be authorized to request the Offeror the detail of exploitation that it develops monthly in the Properties.

17.4. The Offeror must perform the mining exploitation works for which it is authorized in accordance with this clause in line with the applicable norms of mining, labor and environmental safety that may be pertinent, whose timely fulfillment are its exclusive responsibility

EIGHTEENTH: EXPENSES

The notarial dues and those of the Registrar of Mines and Real Estate shall be for account of RCR.

NINETEENTH: ARBITRATION

Should there arise any discrepancy, difficulty, difference of opinion or controversy between the parties in relation with the effectiveness of this Agreement, the validity, interpretation, breach, partial fulfillment, execution or total or partial lack of execution or resolution thereof or any other cause with relation to this Agreement, it will be resolved by arbitration, in accordance with the Regulations of Centro de Arbitrajes of Camara de Comercio de Santiago A.G., whose provisions are evidenced in the public deed of December 10, 1992 delivered in the Notary of Santiago of Mr. Sergio Rodriguez Garcés and its subsequent modifications, that forming an integral part of this clause, the parties declare they know and accept. The parties will appoint the arbitrator ex aequo et bono by mutual agreement and in case of disagreement, the parties grant special irrevocable mandate to Camara de Comercio de Santiago A.G. so that, at the written request of either of them, it may designate the arbitrator ex aequo et bono from among the members of the arbitral corps of Centro de Arbitrajes of that Chamber who is or has been Professor Of Mining Law at any of the Faculties of Law of the Universidad de Chile or Universidad Católica de Chile, or otherwise, Professor of Civil Law of any of such Faculties. . There will be no remedy against the resolutions of the arbitrator, so the parties expressly waive them. The arbitrator is especially authorized to resolve any matter related with his competence and/or jurisdiction.

TWENTIETH : JURISDICTION

For all legal purposes that can be derived from this Agreement, the parties establish their domicile in the city of Santiago.

TWENTY FIRST: FACULTY

The bearer of a certified copy of this deed is authorized to request the registrations subregistrations and annotations that may be pertinent in the Registrars’ offices.

TWENTY SECOND: AUTHORIZATION

It is placed on record that the Offeror has been expressly authorized by its shareholders to enter into this Option Agreement, in accordance with resolutions taken at the General Shareholders Meetings evidenced by public deed delivered before this same Notary and on this same date, which also contains authority of the shareholders in order to appear on behalf and representation of Trillador.

TWENTY-TIRD. DEFINITIVE AGREEMENT

The appearing parties declare that this Option Agreement constitutes the only and definitive agreement between them with respect to the Properties declaring furthermore the fulfillment of the Letter of Intent executed between the Shareholders of the Offeror and Mr. Francisco Schuberts Seiffert and Mr Marcelo Antonino Olivares Cabrera, by private instrument authorized before the Notary of Copiapó of Mr. Hernán Cañas Valdés, on June 23rd of this year and its modification through Private Document authorized by this Notary with same date grating each other the broadest and most complete release in respect of them.

AUTHORITIES

The authority of Mr. Francisco Schuberts Seiffert and Mr Marcelo Antonino Olivares Cabrera to appear on behalf of Rio Cóndor Resources S.A. is evidenced in public deed delivered on December 15th , 2009 in the Notary of Santiago of Ms. Antonieta Mendoza Escalas, which is not inserted as it is known to the parties and to the attesting Notary.